Filed Pursuant to Rule 433

Registration Statement No. 333- 220281

Pricing Term Sheet

Magellan Health, Inc.

Pricing Term Sheet

Issuer:	Magellan Health, Inc.

Size:	$400,000,000

Maturity Date:	September 22, 2024

Coupon:	4.400%

Price to Public:	99.809% of face amount

Yield to Maturity:	4.432%

Spread to Benchmark Treasury:	240 bps

Benchmark Treasury:	1.875% UST due August 31, 2024

Benchmark Treasury Price and Yield:	98-31+; 2.032%

Interest Payment Dates:	March 22 and September 22, commencing March 22, 2018

Make-whole Call:	Before July 22, 2024 (two months prior to the maturity of the notes) at a discount rate of Treasury plus 40 basis points

Settlement Date:	T+5; September 22, 2017

CUSIP:	559079AK4

ISIN:	US559079AK49

Rating*:	BBB- (S&P)

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Bookrunning Managers:	J.P. Morgan Securities LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc. BBVA Securities Inc.

Co-Managers:	Citigroup Global Markets Inc. Fifth Third Securities, Inc. KeyBanc Capital Markets Inc.

Changes from the Preliminary Prospectus Supplement

Pro forma ratio of earnings to fixed charges as of December 31, 2016 and June 30, 2017, after giving effect to the issuance of the notes and the Refinancing (as such term is defined in the Preliminary Prospectus Supplement): 9.9x and 4.6x, respectively.

We expect that delivery of the notes will be made against payment therefor on or about the closing date which will be on or about the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-l of the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the two next succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next two succeeding business days should consult their own advisor.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, MUFG Securities Americas Inc. at 1-877-649-6848 or Wells Fargo Securities, LLC at 1-800-645-3751.